UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated August 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	/s/ Ioannis E. Lazaridis
Name: /s/ Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: August 31, 2010

Exhibit I

Capital Product Partners L.P. will Present at Jefferies 7th Global Shipping and Logistics Conference

ATHENS, Greece, August 30, 2010 -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced that Mr. Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners L.P., will present at Jefferies 7th Global Shipping and Logistics Conference on Wednesday, September 8, 2010, in New York City at 10am EDT.

Slides and Audio Webcast:

There will be a simultaneous live webcast over the internet, through the Capital Product Partners website, www.capitalpplp.com, or by going to the following link: http://www.wsw.com/webcast/jeff51/cplp/.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 21 modern vessels, comprising 18 MR tankers, two small product tankers and one Suezmax crude oil tanker. Our vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 i.lazaridis@capitalpplp.com	Investor Relations / Media: Matthew Abenante Capital Link, Inc. 230 Park Avenue – Suite 1536
Capital Maritime & Trading Corp. Jerry Kalogiratos +30 (210) 4584 950 j.kalogiratos@capitalpplp.com	New York, NY 10160, USA (212) 661-7566 cplp@capitallink.com www.capitallink.com